SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF: 02,558,115/0001-21
NIRE: 33,300,276,963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 01, 2006

DATE, HOUR AND PLACE: On November 01, 2006, at 11:00 a.m., in the City and State of São Paulo.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Franco Bertone and Isaac Selim Sutton, representing all members of the Company’s Board of Directors. As permitted under Paragraph 2nd of Article 29 of the Bylaws, Mr. Franco Bertone attended the meeting by means of conference call. Also attended the meeting Messrs. Stefano De Angelis (Chief Financial Officer and Investor Relations Officer), Fabiano Gallo (Secretary of the Board of Directors) and Josino de Almeida Fonseca (Chairman of the Statutory Audit Committee).

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mr. Fabiano Gallo – Secretary.

AGENDA: (1) review and approve the Company’s Financial Statements dated September 30, 2006; (2) other matters of interest of the Company.

RESOLUTIONS: Upon review and discussion of the matters contained in the Agenda, the Board of Directors Members resolved to: (1) approve, by unanimous vote and without any restriction, the Company’s Financial Statements dated September 30, 2006, which have been subject to a limited revision by the Company’s independent auditors. The Chairman requested to be registered in these minutes that such Financial Statements obtained a favorable opinion from

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the Company’s Statutory Audit Committee, pursuant to the meeting held on October 31, 2006. In view of the provisions contained in the explanatory note 4-e to the Financial Statements hereby approved, with respect to the modification of the accounting treatment for the costs associated to the subsidy practiced on the sale of handsets to the subscribers of the post-paid system, it is registered hereby that the Company’s Board of Executive Officers shall proceed with the publication of a notice of Material Fact in connection with the matter above, pursuant to the terms of CVM – Comissão de Valores Mobiliários Rule 358/02; (2) it is registered hereby that it was made a new presentation to the members of the Board of Directors with respect to the status of the measures related to SOX 404 Project (emphasizing the main points and next steps), in addition to the presentation made during the last Company’s Board of Directors Meeting, held on September 05, 2006. At the end, the Chief Financial and Investors Relations Officer and the Chairman of the Statutory Audit Committee clarified certain doubts and questions presented by the Board of Directors members.

CLOSING: With no further matters to discuss, the meeting was closed and these minutes were drafted, as a summary, and read, approved and signed by the attending Board of Directors members.

São Paulo (SP), November 01, 2006.

Giorgio della Seta Ferrari Corbelli Greco	Franco Bertone
Chairman	Member of the Board of Directors

Isaac Selim Sutton	Fabiano Gallo
Member of the Board of Directors	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 05, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer